Exhibit 99.1
Riskified Appoints David Meredith to Board of Directors
Seasoned Technology Leader with Proven Track Record in Scaling Technology Businesses
New York, NY – August 13, 2024 – Riskified (NYSE: RSKD), a leader in ecommerce fraud and risk intelligence, today announced the appointment of David Meredith to its Board of Directors.
“We are thrilled to welcome David Meredith to our Board of Directors,” said Eido Gal, CEO and Co-Founder of Riskified. “David brings extensive experience in corporate strategy, customer acquisition and organizational leadership having worked with, and led, a number of leading SaaS and cloud-based application businesses. David’s deep expertise and track record in scaling technology businesses aligns with our strategic priorities, and his appointment is expected to help Riskified continue to deliver long-term shareholder value.”
David Meredith expressed his enthusiasm for joining Riskified’s Board, stating, “I am honored to join Riskified’s Board of Directors at such an exciting time for the company. Riskified’s innovative approach to managing eCommerce fraud and risk intelligence makes it a leader in the industry. I look forward to working with Eido and Riskified’s leadership team as they continue to execute on their strategy to drive further growth and success for both their merchants and shareholders.”

Mr. Meredith has spent three decades serving in senior executive leadership and board director roles across both multi-billion-dollar public companies as well as private equity backed technology-focused firms.

As CEO of Everbridge, the global leader in software to provide resilience to organizations, Meredith led during a period of rapid growth which moved the company into the large-cap Russell 1000® Index and earned him the award for Top 50 “Best CEO 2020” in the Largest Company Category by Comparably. Prior to Everbridge, Meredith held leadership positions at Rackspace, CenturyLink, VeriSign, CGI, and Capital One Financial Corporation. In his role as CEO at integration-software leader Boomi, Mr. Meredith was also named as a “Best CEO 2022” for his work related to the spin-out of Boomi from Dell to become a stand-alone global company. Most recently he served as Board Director and Committee Chair for digital transformation leader SADA (an Insight company).

Mr. Meredith earned his master’s degree from the University of Virginia, where he serves on the UVA McIntire Advisory Board. He graduated with honors from James Madison University (JMU) with a Bachelor of Business Administration in Corporate Finance.
The Board of Directors regularly evaluates the composition of the Board and considers how the Board can maintain the appropriate mix of skills, qualifications and diversity of backgrounds to most effectively oversee the business and long-term strategy of the company. Following Mr. Meredith’s appointment, Riskified Ltd.’s Board of Directors will be composed of eight directors, six of whom qualify as “independent” under the listing rules of the New York Stock Exchange.
About Riskified
Riskified (NYSE:RSKD) empowers businesses to unleash ecommerce growth by outsmarting risk. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at riskified.com.
Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the expected benefits to the Company of Mr. Meredith joining the board, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections, and other statements about future events based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission (“SEC”) on March 6, 2024, and other documents filed with or furnished to the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.
Contact
Investor Relations:
Chett Mandel, Head of Investor Relations
ir@riskified.com
Corporate Communications:
Cristina Dinozo, Sr. Director of Communications
press@riskified.com